

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 18, 2015

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 W. Fourth Street
Winston-Salem, NC 27101

Re: Virtus ETF Trust II
        File Nos. 333-206600 and 811-23078

Dear Mr. Skinner:

On August 26, 2015, you filed a registration statement on Form N-1A for Virtus ETF Trust II (the "Trust") to register shares of the Virtus Newfleet High Yield Income ETF (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, terms and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Fees and Expenses of the Fund (page 4)

1. In the first sentence of footnote 2, please confirm that the date to be inserted will be no earlier than one year from the effective date of the registration statement. *See* Instruction 3(e) to Item 3 of Form N-1A.

Principal Investment Strategy (pages 4 - 5)

2. The disclosure states that the Fund will invest not less than 80% of its assets in high yield securities. Please describe the high yield securities in which the Fund will invest, including whether the Fund will invest in asset-backed securities (*e.g.*, mortgage-backed securities, collateralized loan obligations) as part of its principal investment strategies. Please also add the corresponding risks of these types of securities in the Principal Risks section. In addition, if the Fund will invest in collateralized loan obligations or other collateralized debt obligations that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 ("1940 Act"), please tell us whether there is a limit on the amount the Fund can invest in

Jeffrey T. Skinner, Esq.
September 18, 2015
Page 2

such investments and whether these investments are treated as illiquid investments by the Fund. We may have more comments after reviewing your response.

3. The third bullet on page 5 states that the Sub-Adviser attempts to maintain the duration of the Fund at a level similar to that of the Barclays U.S. High-Yield 2% Issuer Capped Bond Index. Please disclose in plain English what this index measures. Please also disclose the duration of this index as of a recent date.

Principal Risks (pages 5 - 8)

4. Inasmuch as "Loan Participation and Assignment Risk" is a principal risk of the Fund (as disclosed on page 6), please add disclosure of loan participations and loan assignments in the Principal Investment Strategy section.

5. If, as part of its principal investment strategies, the Fund intends to invest in debt of countries that are experiencing economic uncertainty (*e.g.*, Greece) or may be subject to sanctions (*e.g.*, Russia), please disclose such investments in the Principal Investment Strategy section and add appropriate risk disclosure under "Foreign Securities Risk", "Emerging Markets Risk" or in a separate risk factor.

6. Under "Sector/Industry Risk", the disclosure states that "[t]o the extent the Fund is concentrated in one or more sectors, this may make the Fund particularly susceptible to adverse economic, political or regulatory occurrences and changes affecting utilities and companies in these sectors." If the Fund expects to invest a significant amount of assets in utilities or any other sectors, please identify utilities and these other sectors in the Principal Investment Strategy section and disclose the specific risks of each of these sectors.

7. Under "No Assurance of Active Trading Market" or in a separate risk factor, please disclose the liquidity risk that, in stressed market conditions, the liquidity of Fund shares may mirror those of its underlying portfolio holdings, which can be significantly less liquid than other exchange-traded fund shares.

8. Inasmuch as high portfolio turnover is a principal risk of the Fund (as disclosed at the bottom of page 7), please add disclosure in the Principal Investment Strategy section that the Fund's principal strategy includes active and frequent trading.

Investing in the Fund – Determination of Net Asset Value (page 12)

9. Please provide an explanation that the price of Fund shares is based on market price. *See* Item 11(a)(1) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Financial Statements (page 34)

10. Please include financial statements in the next pre-effective amendment to the registration statement. *See* Section 14(a) of 1940 Act.

Signature Page

11. We note that the registration statement has been signed by only one Trustee. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 ("Securities Act").

GENERAL PROCEDURAL COMMENTS

12. Please tell us the current status of discussions with NASDAQ regarding the potential listing of the Fund.

13. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

14. We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

15. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

16. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

17. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

18. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

19. Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel